SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

     INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)


                               USDATA Corporation
             ------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 Par Value Per Share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                    917294100
             ------------------------------------------------------
                                 (CUSIP Number)


                                  EFRAT SAFRAN
                          TECNOMATIX TECHNOLOGIES LTD.
                          DELTA HOUSE, 16 HAGALIM AVE.
                             HERZELIYA 46733, ISRAEL
                                 +972-9-9544402

             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  JULY 29, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /_/.

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TECNOMATIX TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS
            OO (SEE ITEM 3)
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  /_/
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            THE STATE OF ISRAEL
--------------------------------------------------------------------------------
   NUMBER OF      7   SOLE VOTING POWER
     SHARES                  -0-
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                 ---------------------------------------------------------------
                  8   SHARED VOTING POWER
                      2,648,376(SEE ITEM 5)
                 ---------------------------------------------------------------
                  9   SOLE DISPOSITIVE POWER
                             -0-
                 ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                             -0-
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,648,376 (SEE ITEM 5)
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                        /_/
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            35.7%* (SEE ITEM 5)
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

* Based on 3,708,518 shares of Issuer's common stock, $0.01 par value per share, outstanding and 3,705,100 shares of Issuer's common stock, $0.01 par value per share, issuable upon conversion of all outstanding preferred stock, $0.01 par value per share, including accrued dividends thereon, as of April 7, 2003 as set forth in the Issuer's Schedule 14A filed with the SEC on April 30, 2003.

ITEM 1. SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to common stock, $0.01 par value per share (the "Common Stock"), of USDATA Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2435 N. Central Expressway, Richardson, Texas 75080, USA.

ITEM 2. IDENTITY AND BACKGROUND.

     (a), (b), (c) and (f). This Statement is filed by Tecnomatix Technologies Ltd., a company formed under the laws of the State of Israel ("Tecnomatix").

     The principal offices of Tecnomatix are located at Delta House, 16 Hagalim Ave., Herzeliya 46733, Israel. The principal business of Tecnomatix is to develop and market software solutions for Manufacturing Process Management
(MPM).

     Annex I, which is hereby incorporated herein by reference, sets forth with respect to each executive officer, director or controlling person of Tecnomatix, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

     (d) and (e). Neither Tecnomatix, nor to Tecnomatix's best knowledge, any of the persons named in Annex I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years; nor has any of said persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The interest in the 2,648,376 shares of Common Stock subject of this Statement (the "Issuer Securities") was granted in consideration of, and as an inducement to, the entry by Tecnomatix into the Asset Purchase Agreement (as defined in Item 4 below).

ITEM 4. PURPOSE OF TRANSACTION.

     On July 29, 2003, Tecnomatix, the Issuer and certain other parties entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") (in the form attached as Exhibit A hereto and the terms of which are incorporated herein by reference), pursuant to which, at the Closing (as defined in the Asset Purchase Agreement), Issuer will sell substantially all of its assets to Tecnomatix or to subsidiaries of Tecnomatix and Tecnomatix will issue to the Issuer up to 1,011,747 Ordinary Shares, par value NIS 0.01 each, of Tecnomatix, subject to adjustments as set forth therein (the "Transaction").

     The consummation of the Transaction and the other transactions contemplated by the Asset Purchase Agreement and any ancillary documents are subject to the satisfaction or waiver of several approvals and closing conditions, including but not limited to the approval of the stockholders of Issuer of the Transaction and as further specified in Section 7 of the Asset Purchase Agreement. Prior to the Closing of the Transaction, Issuer or Tecnomatix may terminate the Asset Purchase Agreement under certain circumstances, in each case as set forth in the Asset Purchase Agreement.

     In connection with entering into the Asset Purchase Agreement, on July 29, 2003, SCP Private Equity Partners II, L.P. ("SCP"), the largest stockholder of the Issuer, entered into a Stockholder Undertaking for the benefit of Tecnomatix (in the form attached as Exhibit B hereto and the terms of which are incorporated herein by reference) (the "Undertaking") under which SCP agreed, among other things, not to transfer any of its securities (or the voting rights thereof) of the Issuer or increase its voting rights before the earlier of nine
(9) months after the termination of the Asset Purchase Agreement or the Closing of the Transaction (such earlier date, the "Expiration Date"). Under the Undertaking, SCP also agreed that prior to the Expiration Date, it would (a) vote the Issuer Securities covered by this Statement in favor of the Transaction, the Asset Purchase Agreement and related transactions, and any proposal or action presented to a stockholder vote which would, or could reasonably be expected to, facilitate the Transaction; (b) vote the Issuer Securities covered by this Statement against any Acquisition Transaction (as defined in the Undertaking) or proposal or action which would or could reasonably be expected to hinder, defeat or disturb the Transaction or facilitate an Acquisition Transaction; and (c) be present, in person or by proxy, at all meetings of the Issuer's stockholders at which any matter referred to in (a) and (b) above is voted upon. Pursuant to the Undertaking, SCP delivered an executed proxy to Tecnomatix in the form of Annex A of Exhibit B hereto (the terms of which are incorporated herein by reference), with respect to the Issuer Securities, under which the members of the board of directors of Tecnomatix or any other designee of Tecnomatix is appointed as the sole and exclusive attorneys and proxies of SCP until the Expiration Date to vote the Issuer Securities in accordance with the voting agreement set forth above and SCP also agreed not to grant subsequent proxies or powers of attorney with respect to the Issuer Securities. Under the Undertaking, SCP also agreed to (a) a termination fee payable to Tecnomatix in the event an Acquisition Transaction is consummated prior to the Expiration Date; (b) waive its appraisal or similar rights related to the Transaction; and (c) certain non-solicitation provisions with respect to an Acquisition Proposal (as defined in the Undertaking), all as set forth in the Undertaking.

     As a condition precedent to Tecnomatix entering into the Asset Purchase Agreement, on July 29, 2003, SCP entered into a Share Purchase Agreement with Tecnomatix (the "Share Purchase Agreement") (in the form attached as Exhibit C hereto and the terms of which are incorporated herein by reference) for the purchase of Ordinary Shares of Tecnomatix, under which SCP agreed, among other things, not to acquire additional securities of the Issuer and not to permit any person in which SCP has Beneficial Ownership (as defined in the Share Purchase Agreement) of more than 50% of such person's outstanding voting securities, or has the right to appoint the majority of the board of directors or other governing body of such person, to acquire securities of the Issuer. This obligation terminates upon the earlier of the Closing or the termination of the Share Purchase Agreement.

     Other than as described above or as contemplated by the Asset Purchase Agreement, the Undertaking and the Share Purchase Agreement, there are no plans or proposals of Tecnomatix and the persons controlling Tecnomatix that relate to or would result in (i) the acquisition by any person of additional Common Stock;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's certificate of incorporation or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) and (b). The information set forth or incorporated in Item 4 above (including the Undertaking and the Share Purchase Agreement) is hereby incorporated by reference. Tecnomatix and the persons controlling Tecnomatix may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with SCP the direct or indirect power to vote, or to direct the voting of, the Issuer Securities subject to the Undertaking. However, neither Tecnomatix nor any of the foregoing persons (i) is entitled to any rights as a stockholder of the Issuer with respect to the Issuer Securities covered by this Statement or (ii) has any direct or indirect power to vote, direct the voting of, dispose of, or direct the disposal of, any of the Issuer Securities covered by this Statement other than the power provided pursuant to the Undertaking.

     Each of Tecnomatix and the persons controlling Tecnomatix, hereby disclaims beneficial ownership of any Common Stock (including the Issuer Securities covered by this Statement), and nothing contained in this Statement shall be construed as an admission that any such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Statement.

     (c). Except as set forth in Items 4 and 5 above, to the best knowledge and belief of Tecnomatix, no transactions involving the Issuer's Common Stock have been effected during the past 60 days by Tecnomatix or by any of its directors, executive officers or controlling persons.

     (d) and (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth or incorporated by reference in Items 3 through 5 above (including the Undertaking and the Share Purchase Agreement) is hereby incorporated by reference.

     Except as set forth in Items 3 through 5 above or in the Undertaking or the Share Purchase Agreement, or otherwise in connection with the Transaction, neither Tecnomatix nor, to the best knowledge of Tecnomatix, any directors, executive officers or controlling persons of Tecnomatix, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer or its subsidiaries, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to the Issuer or any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits to this Statement:

Exhibit A - Asset Purchase Agreement dated July 29, 2003 by and between USDATA Corporation, Tecnomatix Technologies Ltd. and certain other parties specified therein.

Exhibit B - Stockholder Undertaking dated July 29, 2003, by SCP Private Equity Partners II, L.P. for the benefit of Tecnomatix Technologies Ltd.

Exhibit C - Share Purchase Agreement dated July 29, 2003, by and between SCP Private Equity Partners II, L.P. and Tecnomatix Technologies Ltd.

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

  Dated:  August 7, 2003

                                             TECNOMATIX TECHNOLOGIES LTD.



                                             By: /s/ Jaron Lotan

                                             _________________________
                                             Name: Jaron Lotan
                                             Title: President &
                                                    Chief Operation Officer

                                             By: /s/ Oren Steinberg

                                             ___________________________

                                             Name: Oren Steinberg
                                             Title: Executive Vice President
                                                    & Chief Financial Officer

                                     ANNEX I

----------------------------------------- ------------------------------------------------------ ------------------------
NAME                                      POSITION                                               CITZENSHIP
----------------------------------------- ------------------------------------------------------ ------------------------
Harel Beit-On                             Chairman of the Board of Directors and Chief           Israel
                                          Executive Officer
----------------------------------------- ------------------------------------------------------ ------------------------
Shlomo Dovrat                             Vice Chairman of the Board of Directors                Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Kenneth J. Bialkin                        Director                                               U.S.A
----------------------------------------- ------------------------------------------------------ ------------------------
Gerald B. Cramer                          Director                                               U.S.A
----------------------------------------- ------------------------------------------------------ ------------------------
Aharon Dovrat                             Director                                               Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Avi Zeevi                                 Director                                               Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Talia Livni                               Director                                               Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Jaron Lotan                               President and Chief Operating Officer                  Israel / Dutch
----------------------------------------- ------------------------------------------------------ ------------------------
Oren Steinberg                            Executive Vice President and Chief Financial Officer   Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Alex Shapira                              Executive Vice President of Product Operations         Israel
----------------------------------------- ------------------------------------------------------ ------------------------
Amir Livne                                Executive Vice President of Business Development and   Israel
                                          Strategy
----------------------------------------- ------------------------------------------------------ ------------------------
Olivier Leteurtre                         Executive Vice President of Sales and Field            French
                                          Operations
----------------------------------------- ------------------------------------------------------ ------------------------
Israel Levy                               Chief Executive Officer of Tecnomatix Unicam, Inc.     Israel
----------------------------------------- ------------------------------------------------------ ------------------------


The address of all the above listed is at Tecnomatix Technologies Ltd., Delta House, 16 Hagalim Ave., Herzeliya 46733, Israel.


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